SEC FILE NUMBER 001-08681

CUSIP NUMBER 49375T100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kid Brands, Inc.

(Full name of registrant)

(Former name if applicable)

One Meadowlands Plaza, 8th Floor

(Address of principal executive office (street and number))

East Rutherford, New Jersey 07073

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The finalization of the financial statements of Kid Brands, Inc. (the “Company”) for its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “March 10-Q”) could not be completed by the required filing deadline without unreasonable effort and expense. As a result, the Company represents, that it could not, without unreasonable effort or expense, timely file the March 10-Q.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc S. Goldfarb	201	405-2454
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attachment A

All percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.

Net sales for the quarter ended March 31, 2012 (“Q1 2012”) decreased 7.7% to $55.2 million compared to $59.8 million for the quarter ended March 31, 2011 (“Q1 2011”). This decrease was primarily the result of lower sales at Sassy (19.2%), reflecting lower sales volume at two large customers due to their inventory management and initial new product placements in 2011 that did not recur in 2012. The decrease also included sales declines at both Kids Line (6.4%), primarily due to lower sales volume at two customers, and LaJobi (5.1%), primarily due to decreased LaJobi brand furniture sales, which were partially offset by increases in sales by LaJobi of Graco® branded product. CoCaLo sales were relatively flat for Q1 2012 as compared to Q1 2011.

Gross profit for Q1 2012 was $13.8 million, or 25.0% of net sales, as compared to $16.1 million, or 26.9% of net sales, for Q1 2011. Gross profit decreased primarily as a result of lower sales and lower gross margins. As a percentage of net sales, gross profit decreased primarily as a result of: (i) product mix changes; (ii) increased product costs; and (iii) increased royalty expense of approximately $0.2 million resulting from increased sales of licensed products in Q1 2012 as compared to Q1 2011. The decline in gross profit as a percentage of sales was partially offset by a reduction in markdown allowances, an aggregate $0.5 million accrual for anticipated LaJobi anti-dumping duties and Kids Line/CoCaLo customs duties recorded in Q1 2011 that did not recur in Q1 2012, and a $0.3 million reduction in amortization of intangibles.

Selling, general and administrative expense was $14.4 million, or 26.1% of net sales, for Q1 2012 as compared to $15.3 million, or 25.6% of net sales, for Q1 2011. SG&A expense decreased primarily as a result of: (i) a $1.2 million decrease in professional fees related to the Company’s internal investigation of LaJobi’s import, business and staffing practices in Asia and Customs investigations at Kids Line and CoCaLo, as well as related litigation and other costs (“Customs Compliance Costs”); (ii) decreases in variable costs as a result of lower sales ($0.4 million); and (iii) lower share-based compensation expense ($0.2 million); all of which was partially offset by severance expense of $0.6 million and increases in other professional costs of $0.3 million. As a percentage of net sales, SG&A expense increased primarily due to a lower sales base in Q1 2012 as compared to Q1 2011.

Other expense was $0.6 million for Q1 2012 as compared to $1.1 million for Q1 2011, primarily as a result of a reduction in interest expense ($0.3 million) due to lower borrowings and lower borrowing costs, a bank amendment fee ($0.1 million) recorded in Q1 2011 that was not a factor in 2012, and an increase in other income ($0.1 million) in Q1 2012 related to foreign currency exchange gains.

Loss before income tax benefit was $1.3 million for Q1 2012 as compared to loss before income tax benefit of $0.35 million for Q1 2011, primarily as a result of the items described above.

Net loss for Q1 2012 was $0.8 million, or ($0.04) per diluted share, as compared to a net loss of $0.3 million, or ($0.02) per diluted share, for Q1 2011.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. These statements may be identified by the use of forward-looking words or phrases including, but not limited to, “anticipate”, “project”, “believe”, “expect”, “intend”, “may”, “planned”, “potential”, “should”, “will”, or “would”. We caution readers that results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, expenses, working capital, liquidity, capital needs, interest costs and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such material risks and uncertainties are set forth in the Company’s most recent Annual Report on Form 10-K, and any subsequent Quarterly Reports on Form 10-Q, each as filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

Kid Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2012	By	/s/ Marc S. Goldfarb
Marc S. Goldfarb, SVP and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.	Interactive Date Submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter)